UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pandora Media, LLC

(as successor to Pandora Media, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

698354107

(CUSIP Number)

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Sirius XM Radio Inc.
1290 Avenue of the Americas
New York, New York 10104
Tel: (212) 584-5100

Richard N. Baer, Esq.
Chief Legal Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Tel: (720) 875-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2019

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sirius XM Radio Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO
1

1	NAMES OF REPORTING PERSONS Sirius XM Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO
2

1	NAMES OF REPORTING PERSONS Liberty Media Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO
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EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D filed on October 2, 2017, as amended by Amendment No. 1 to Schedule 13D filed on September 24, 2018 (collectively, the “Schedule 13D”), by Sirius XM Radio Inc., a Delaware corporation (“Sirius XM Radio”), Sirius XM Holdings Inc., a Delaware corporation (“Sirius XM Holdings”), and Liberty Media Corporation, a Delaware corporation (“Liberty”) (each a “Reporting Person” and, collectively, the “Reporting Persons”), and relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Pandora Media, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment No. 2 constitutes an exit filing of the Reporting Persons in respect of shares of the Issuer’s Common Stock previously reported as beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On September 23, 2018, the board of directors of Sirius XM Holdings approved the entrance into, and Sirius XM Holdings entered into, an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with the Issuer, White Oaks Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Sirius XM Holdings, Sirius XM Radio Inc., a Delaware corporation and wholly-owned subsidiary of Sirius XM Holdings, Billboard Holding Company, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Billboard Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Billboard Holding Company, Inc., pursuant to which, subject to the terms and conditions of the Merger Agreement, Sirius XM Holdings will acquire the Issuer (such transaction, the “Merger”). The Merger closed on February 1, 2019. At the closing of the Merger, each outstanding share of Common Stock converted into the right to receive 1.44 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share of Sirius XM Holdings (“Sirius XM Common Stock”), and each outstanding share of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), was canceled for no consideration.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)

As of February 1, 2019, none of the Reporting Persons beneficially owned any Common Stock.

In connection with their services on the board of directors of the Issuer, each of Gregory B. Maffei, James E. Meyer and David J. Frear beneficially owned 16,007 shares of Common Stock and held 39,293 unvested restricted stock units with respect to Common Stock of the Issuer (a “Pandora RSU”).

(c) In connection with the Merger, pursuant to the terms of the Merger Agreement, the 480,000 shares of Preferred Stock held by Sirius XM Radio immediately prior to the Merger, were cancelled for no consideration. In connection with the Merger, pursuant to the terms of the Merger Agreement, (i) each share of Common Stock previously beneficially owned by Messrs. Frear, Maffei and Meyer was converted into 1.44 shares of Sirius XM Common Stock, with cash issued in lieu of fractional shares, and (ii) each Pandora RSU previously held by Messrs. Frear, Maffei and Meyer vested automatically and were converted into an 1.44 shares of Sirius XM Common Stock, with cash in lieu of fractional shares. Except as set forth in this Amendment No. 2, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person listed on Schedule I, has effected any transactions in Common Stock during the past 60 days.

(d) Not applicable.

(e) As of February 1, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

Sirius XM Radio Inc.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

Sirius XM Holdings Inc.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

Liberty Media Corporation

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President

[Schedule 13D/A — Pandora Media, Inc.]